Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Arizona Premium Income Municipal Fund, Inc.
33-53320
811-07278

An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment
management agreement
<c> Common and Preferred
 shares
voting together as a class
   For
 2,359,397
   Against
86,685
   Abstain
 76,296
   Broker Non-Votes
723,195
      Total
3,245,573


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012854.